Exhibit 11. Statement Regarding Computation of Per Share Earnings
	Year Ended June 30, 2003	Year Ended June 30, 2002
EQUIVALENT SHARES:
Weighted average shares outstanding	2,644,317	2,599,368

Total diluted shares	2,685,943	2,667,033

Net income	$ 3,855,318	$ 3,852,620

Basic earnings per share	$ 1.46	$ 1.48

Diluted earnings per share	$ 1.44	$ 1.44